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13013447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 26 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Charles River Brokerage, LLC.:

OFFICIAL USE ONLY
FIRM ID. NO.

7 New England Executive Park, Burlington, MA 01803

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director – President (781) 425-3101
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

Two Financial Center 60 South Street Boston Massachusetts 02114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EM
3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

TERRI DO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 7, 2014

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CHARLES RIVER BROKERAGE, LLC

Consolidated Financial Statements and Supplementary Schedules

(SEC Identification No. 8-66578)

December 31, 2012

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control Thereon)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

CHARLES RIVER BROKERAGE, LLC

(SEC Identification No. 8-66578)

Table of Contents

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

Managing Member
Charles River Brokerage, LLC:

We have audited the accompanying financial statements of Charles River Brokerage, LLC and subsidiary, (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note 8, the Company discontinued service of its Alternative Trading System, the Charles River Equity Crossing system "CReX". Our opinion is not modified with respect to this matter.

KPMG LLP

Boston, Massachusetts
February 15, 2013

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Financial Condition

December 31, 2012

Assets

Assets:		
Cash and cash equivalents	$	17,639,708
Marketable security, at fair value (cost $7,680)		4,998
Accounts receivable		460,402
Revenue earned, not yet billed		685,949
Prepaid expenses and other assets		110,755
Cash deposit with clearing broker		250,000
Fixed assets at cost, less accumulated depreciation of $208,013		30,670
Total assets	$	19,182,482

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	625,836
Due to member		54,492
Deferred rent		59,657
Deferred compensation		858,470
Total liabilities		1,598,455
Member's equity		17,584,027
Total liabilities and member's equity	$	19,182,482

See accompanying notes to consolidated financial statements.

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Operations

Year ended December 31, 2012

Revenue – Commission	$	7,608,392
Interest income		1,468
Total revenue		7,609,860
Expenses:		
Employee compensation and benefits		315,998
Service fees to member		793,888
Communications and data processing		89,589
Travel and entertainment		2,888
Exchange and clearance fees		19,041
Professional fees		108,302
Depreciation		5,737
Dues, subscriptions and association fees		33,711
Other expenses		23,608
Total expenses		1,392,762
Income from Continuing Operations		6,217,098
Loss from Discontinued Operations		3,856,832
Net Income		2,360,266
Other comprehensive income:		
Net change in unrealized appreciation on marketable security		96
Net change in unrealized appreciation on Foreign currency translation		10,229
Other comprehensive income		10,325
Comprehensive income	$	2,370,591

See accompanying notes to consolidated financial statements.

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Changes in Member's Equity

Year ended December 31, 2012

		Member's equity	Accumulated income	Accumulated comprehensive income	Total
Balance at December 31, 2011	$	250,000	14,963,368	68	15,213,436
Net income		—	2,360,266	—	2,360,266
Other comprehensive income		—	—	10,325	10,325
Capital contributions		—	—	—	—
Balance at December 31, 2012	$	250,000	17,323,634	10,393	17,584,027

See accompanying notes to consolidated financial statements.

CHARLES RIVER BROKERAGE, LLC

Consolidated Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	2,370,591
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash deferred compensation expense		157,231
Depreciation		5,736
Depreciation on discontinued operations		73,807
Deferred rent		(43,471)
Change in unrealized gain on marketable security		(96)
Changes in operating assets and liabilities:		
Accounts receivable		327,111
Revenue earned, not yet billed		(39,502)
Prepaid expenses and other assets		35,290
Receivable due to member		(44,031)
Accounts payable and accrued expenses		152,141
Net cash provided by operating activities		2,994,807
Cash flows used in investing activity:		
Purchase of equipment		(3,781)
Disposition of assets associated with discontinued operations		61,272
Net increase in cash and cash equivalents		3,052,298
Cash and cash equivalents, beginning of year		14,587,410
Cash and cash equivalents, end of year	$	17,639,708

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Charles River Brokerage, LLC (the Company) was organized as a single member limited liability company (SMLLC) under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly owned subsidiary of Charles River Systems, Inc. (the Member) and operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 (Inception). On April 26, 2010, the Company formed a wholly owned subsidiary, Charles River Brokerage Canada Ltd., in British Columbia, Canada.

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 (Act) and is a nonclearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the Customer Protection Rule) of the Securities and Exchange Act of 1934 (the Act) pursuant to Section (k)(2)(i) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the company receives commissions on certain trades executed by such broker dealers. During 2010, the Company became a provider of Alternative trading systems (ATS). The Company provides electronic execution capabilities for buy-side clients through the Charles River Equity Crossing (CReX) system. This system incorporates global real-time electronic trading via the Financial Information Exchange (FIX) through a broker-neutral network.

Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems (IMS) provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides information technology support and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the Service Agreement) as described in note 4 to the financial statements. The Member also makes payments for expenses incurred by the Company in the normal course of business. At December 31, 2012, the Company had a net due to the Member of $54,492 resulting from services provided and vendor payments made by the Member on behalf of the company.

The accompanying financial statement have been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Charles River Brokerage, LLC and its wholly owned subsidiary Charles River Brokerage, Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) ***Cash and Cash Equivalents***

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 2012 is $17,639,708 invested in a U.S. Treasury obligations money market fund.

(c) ***Fair Value Measurement***

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company's cash equivalents represent U.S. Treasury obligations money market mutual funds.

(Continued)

Our marketable security consists of an investment in a single stock and is classified as a trading security, which is recorded at fair value.

The following table represents the Company's fair value hierarchy for its cash equivalent and marketable security as of December 31, 2012.

		Marketable security	Cash equivalent
Valuation inputs:			
Level 1 – Quoted prices	$	4,998	15,880,068
Level 2 – Other significant observable inputs			
Level 3 – Significant unobservable inputs			
	$	4,998	15,880,068

There were no transfers between Level l, 2, or 3 in 2012.

(d) ***Cash Deposit with Clearing Broker***

The Company has a $250,000 deposit with its clearing broker as further described in note 5.

(e) ***Accounts Receivable***

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary and determined that no allowance for doubtful accounts was necessary at year end.

(f) ***Fixed Assets***

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated life (years)
Computer software and hardware	3
Telecommunications equipment	5
Furniture, fixtures and equipment	10
Leasehold improvements	Shorter of expected life or term of lease

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or

(Continued)

sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

(g) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the Company has satisfied its performance obligations, the fee is fixed or determinable and collectibility is reasonably assured. The Company receives shared commissions from other broker-dealer customers under its ITMA contracts. These amounts are recognized when the underlying transaction is completed under the terms of such engagements. The Company also provides its ATS and earns commissions.

(h) Income Taxes

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return. Any Canadian tax benefit would be immaterial.

The amounts of Federal and State income taxes that would have been recorded had the company been subjected to C corporation tax rate are estimated at $11,088,275 for 2012. The state deferred income taxes result from the use of accelerated methods of depreciation for income tax purposes, deferred compensation, and other accruals which give rise to temporary differences between financial statements and income tax returns. The amount of deferred income tax assets which would be recorded if the company was a C corporation at December 31, 2012 was $94,056.

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements on January 1, 2009. The company evaluated its uncertain tax positions as of December 31, 2012, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2008 to 2011 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable in income tax expense.

(i) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

(3) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2012:

Furniture and fixtures	$	4,011
Computer hardware		172,515
Office equipment		—
Telecommunications equipment		16,292
Leasehold improvements		—
Computer software		45,865
		238,683
Less accumulated depreciation and amortization		(208,013)
	$	30,670

Depreciation expense was $79,543 during 2012. Additionally, in connection with the discontinued operations discussed in note (8), $61,272 of asset net book value was written off on December 20, 2012 and reflected in the table above.

(4) Related-Party Transactions

The Company has a Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis as well as certain direct expenses incurred by the Member on behalf of the Company. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions.

Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The Company's compensation expense related to the Phantom units was $157,231 in 2012, which is included in employee compensation and benefits in the statement of operations. The plan is administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events. All units were 100% vested as of December 31, 2012.

The Phantom Stock Unit Plan activity is summarized below.

	Qualified Phantom stock units		Exercise price per unit		average exercise price per unit
Outstanding, December 31, 2011 and 2012	20,450	$	6.12 - 29.91	$	18.24
Exercisable, December 31, 2012	20,450	$	6.12 - 29.91	$	18.24

(5) Commitments and Contingent Liabilities

The Company has a clearing agreement with a clearing broker-dealer. The agreement provides for monthly payments to the broker-dealer of $10,000 beginning December 2008 and thereafter. Additionally, the Company has a $250,000 deposit with its cleaning broker-dealer (see note 7). As further described in note 8, the Company notified the clearing broker in January 2013 that it is terminating the contract and the related cost is accrued in Discontinued Operations.

Leases

The Company conducts its operations in office facilities leased as a co-tenant with the member through March 11, 2014. The lease contains escalation clauses which increase the rent over time. The result of these increases is reflected in the rent payments below. The Company had rent expense of $98,391 under the lease. At December 31, 2012, minimum annual rental commitments under noncancelable leases were as follows:

Fiscal year:		
2013	$	146,217
2014		28,882
	$	175,099

The lease agreement includes rent escalation and landlord allowances which are accounted for on a straight line basis. The net effect of the straight line expense recognition is a deferred liability of $59,657 at December 31, 2012. As further described in note 8, the remaining rent expense under the lease, less estimated sub-lease rental income and adjusted for deferred items were expensed at year end as part of the discontinued operations.

(6) Concentrations of Credit Risk

As of December 31, 2012, two customers accounted for 20.22% of the Company's accounts receivable, and one customer accounted for 20% of the Company's revenue earned not yet billed and two customers accounted for 24.16% of the Company's revenue.

During the year ended 2012, the Company maintained substantially all of its U.S. demand deposit accounts and money market accounts with a major bank and a leading mutual fund company. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $16,601,025 which was $16,494,461 in excess of its minimum net capital required of $106,564. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2012 was .10 to 1.

Proprietary accounts held at the Clearing Broker (PAIB assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

(8) Discontinued Operations

In December 2012, the Company discontinued service of its Alternative Trading System, the Charles River Equity Crossing system "CReX". The service was discontinued due to lack of demand and to eliminate the related costs. The Company expects to complete the disposal activities in March 2014. The loss from operations during 2012 was $3,485,724 and the accrued losses related to the discontinuance are estimated at $371,108. The costs accrued are as follows: a) one-time termination salary and benefits - $94,836, b) contract termination costs - $181,787, c) operating lease - $33,213, and d) impairment of long-lived assets - $61,272. These costs are isolated and charged to "discontinued operations" below operating income line. The beginning balance was -0-in the accrued loss from discontinued operation and the activity during the period was $371,108, which is also the ending balance.

(9) Subsequent Events

Management has evaluated events and transactions that have occurred subsequent to December 31, 2012 through February 15, 2013, the date of issuance of the financial statements, for potential recognition or disclosure in these consolidated financial statements.

Schedule I

CHARLES RIVER BROKERAGE, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

Net capital		
Member's equity per statement of financial condition	$	17,584,027
Deductions:		
Nonallowable assets:		
Accounts receivable		51,167
Revenue earned, not yet billed		26,719
Equipment		30,670
Investment in subsidiary		445,340
Prepaid expenses and other assets		110,755
		664,651
Net capital before haircuts on securities positions (tentative net capital)		16,919,376
Haircuts on securities:		
Marketable security		317,601
Money market fund		750
		318,351
Net Capital		16,601,025
Computation of basic net capital requirement:		
Minimum net capital required of broker dealer (the greater of 6⅔% of total aggregate indebtedness but not less than $25,000)		106,617
Excess net capital	$	16,494,408
Total aggregate indebtedness	$	1,598,454
Ratio aggregate indebtedness to net capital		0.1 to 1

See accompanying report of independent registered public accounting firm.

CHARLES RIVER BROKERAGE, LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2012 under the Securities and Exchange Act of 1934 under the paragraph (k)(2)(i) of that rule, in that the Company's activities are limited to those set forth in the conditions for exemption.

See accompanying report of independent registered public accounting firm.

CHARLES RIVER BROKERAGE, LLC AND SUBSIDIARIES

Independent Registered Public Accounting Firm's
Report on Internal Control Required by SEC Rule 17a-5

December 31, 2012

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Registered Public Accounting Firm's Supplementary Report on Internal Control Required by Sec Rule 17a-5(g)(1)

The Managing Member
Charles River Brokerage, LLC:

In planning and performing our audit of the consolidated financial statements of Charles River Brokerage, LLC and Subsidiary (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion on the effectiveness of the Company's Internal Controls.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

KPMG

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America (U.S. GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Significant deficiency is a deficiency or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 15, 2013

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Managing Member
Charles River Brokerage, LLC
7 New England Executive Park
Burlington, Massachusetts 01803

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Charles River Brokerage, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check stubs) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (quarterly focus reports) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 15, 2013